UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Pioneer Energy Services Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

723664207
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723664207	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
156,195

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
156,195

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 723664207	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
156,195

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
156,195

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 723664207	SCHEDULE 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
156,195

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
156,195

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 723664207	SCHEDULE 13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
156,195

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
156,195

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 723664207	SCHEDULE 13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunities Fund III(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
156,195

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
156,195

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 723664207	SCHEDULE 13G	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Associates III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
156,195

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
156,195

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a).	Name of Issuer

Pioneer Energy Services Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices

14624 N. Scottsdale Road, Suite #300
Scottsdale, Arizona 85254

Item 2(a).	Name of Person Filing

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Ascribe Capital LLC, a Delaware limited liability company;
(ii)	American Securities LLC, a Delaware limited liability company;
(iii)	Ascribe III Investments LLC, a Delaware limited liability company;
(iv)	Ascribe Opportunities Fund III, L.P., a Delaware limited partnership;
(v)	Ascribe Opportunities Fund III(B), L.P., a Delaware limited partnership; and
(vi)	Ascribe Associates III LLC, a Delaware limited liability company.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is:

c/o American Securities LLC
299 Park Avenue, 34th Floor
New York NY 10171.

Item 2(c).	Citizenship

See Item 4 of the attached cover pages.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number:

723664207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The percentage set forth in this Schedule 13G is calculated based upon the 1,138,185 shares of common stock, par value $0.001 per share (“Common Stock”) outstanding as of November 6, 2020 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020.

Ascribe III Investments LLC (“Fund III”) holds directly the Common Stock issued by Pioneer Energy Services Corp (the “Issuer”) reported herein.  Ascribe Capital LLC (“Ascribe Capital”) is the investment manager of Fund III.  American Securities LLC (“American Securities”) is the 100% owner of Ascribe Capital.  Ascribe Opportunities Fund III, L.P. (“Opportunities III”) and Ascribe Opportunities Fund III(B), L.P. (“Opportunities III(B)”) are the sole members of Fund III.  Ascribe Associates III, LLC (“Associates III”) is the general partner of Opportunities III and Opportunities III(B).

Each of Ascribe Capital, American Securities, Associates III, Opportunities III and Opportunities III(B) may be deemed to share beneficial ownership of the Common Stock held by Fund III.  Each of Ascribe Capital, American Securities, Associates III, Opportunities III and Opportunities III(B) disclaims beneficial ownership of the New Common Stock and New Convertible Notes held by Fund III, except to the extent of its pecuniary interests.

The shares of Common Stock reported herein as beneficially owned by Fund III excludes $27,000,000 principal amount of 5.00% Convertible Senior Unsecured PIK Notes due 2025 (the “Convertible Notes”) that are convertible into shares of Common Stock at a conversion rate of 75 shares of Common Stock per $1,000 of Convertible Notes, subject to customary anti-dilution adjustments.  On June 4, 2020, Fund III notified the Issuer (the “Blocker Election”), that the Restricted Ownership Percentage, as that term is defined in the Indenture, applicable to Fund III and/or its affiliates, would be 4.99%.  Pursuant to Section 14.12 of the Indenture and the Blocker Election, Fund III’s ability to convert the Convertible Notes into additional shares of Common Stock has been restricted in accordance with Section 14.12 of the Indenture.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021

Ascribe Capital LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

American Securities LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Ascribe III Investments LLC

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III, L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III(B), L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Associates III, LLC

By American Securities LLC, its managing member

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 4, 2021

Ascribe Capital LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

American Securities LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Ascribe III Investments LLC

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III, L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III(B), L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Associates III, LLC

By American Securities LLC, its managing member

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer